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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9

                               (AMENDMENT NO. 1)

                     SOLICITATION/RECOMMENDATION STATEMENT
      PURSUANT TO SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

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                         PYRAMID TECHNOLOGY CORPORATION
                           (NAME OF SUBJECT COMPANY)

                         PYRAMID TECHNOLOGY CORPORATION
                      (NAME OF PERSON(S) FILING STATEMENT)

                          COMMON STOCK, $.01 PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                   747236107
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                               RICHARD H. LUSSIER
                            CHIEF EXECUTIVE OFFICER
                         PYRAMID TECHNOLOGY CORPORATION
                              3860 N. FIRST STREET
                           SAN JOSE, CALIFORNIA 95134
                                 (408) 428-9000
      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
     NOTICE AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

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                                    COPY TO:

                             LARRY W. SONSINI, ESQ.
                            DOUGLAS H. COLLOM, ESQ.
                              AARON J. ALTER, ESQ.
                       WILSON, SONSINI, GOODRICH & ROSATI
                               650 PAGE MILL ROAD
                        PALO ALTO, CALIFORNIA 94304-1050
                                 (415) 493-9300

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  This Amendment No. 1 amends and supplements the Solicitation/Recommendation
Statement on Schedule 14D-9 (the "Schedule 14D-9") of Pyramid Technology Corporation, a Delaware corporation (the "Company"), filed with the Securities and Exchange Commission on January 27, 1995, relating to the offer (the "Offer") to purchase all of the outstanding shares of the Company's Common Stock, par value $.01 per share (the "Shares"), by Siemens Nixdorf Mid-Range Acquisition Corp. ("Purchaser"), a Delaware corporation and an indirect wholly owned subsidiary of Siemens Nixdorf Informationssysteme AG ("SNI AG"), a corporation organized under the laws of the Federal Republic of Germany and a direct wholly owned subsidiary of Siemens AG, a corporation organized under the laws of the Federal Republic of Germany ("Siemens AG"), in each case at $16.00 per Share, net to the seller in cash, without interest. All capitalized terms not otherwise defined herein shall have the meanings given to such terms in the
Schedule 14D-9. Reference is made to the Rule 13e-3 Transaction Statement on
Schedule 13E-3 dated February 13, 1995, and Amendment No. 1 thereto dated February 15, 1995 (as amended, the "Schedule 13E-3") of Purchaser, SNI AG, Siemens AG and the Company, copies of which are filed as Exhibit 20.3 and
Exhibit 20.4, respectively, to the Schedule 14D-9.

ITEM 2. TENDER OFFER OF THE BIDDER

Item 2 is hereby amended and supplemented as follows:

  Purchaser has extended the expiration date of the Offer and withdrawal rights until 12:00 midnight, New York City time, on Wednesday, March 1, 1995, to allow dissemination of information supplementing the tender offer materials previously mailed to the Company's stockholders. A press release relating to the foregoing is filed as Exhibit 99.7 to the Schedule 14D-9 and is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND

  The information set forth in Item 3(b) under "Additional Agreements, Arrangements and Understandings" is hereby amended and supplemented as follows:

  The information set forth in the Supplement to the Offer to Purchase (the "Supplement"), filed as Exhibit (d)(2) to the Schedule 13E-3, under "SPECIAL FACTORS--9. Interest of Certain Persons in the Offer and the Merger," is incorporated herein by reference.

ITEM 4. THE SOLICITATION OR RECOMMENDATION


Item 4(b) is hereby amended and supplemented as follows:

  The information set forth in the response to Item 3 of the Schedule 13E-3 is incorporated herein by reference.

Item 4(c) is hereby amended and supplemented as follows:

  The information set forth in the Supplement under "SPECIAL FACTORS--1. Recommendation of the Board; Position of the Company Regarding the Fairness of the Offer and the Merger" and "SPECIAL FACTORS--2. Opinion of Smith Barney as Financial Advisor to the Company" is incorporated herein by reference.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES


Item 6(b) is hereby amended and supplemented as follows:

  The information set forth in the response to Item 12(a) of the Schedule 13E-3 is incorporated herein by reference.

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ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED


Item 8 is hereby amended and supplemented as follows:

  Hart-Scott-Rodino Antitrust Improvements Act. On February 3, 1995, the Company was informed by the Federal Trade Commission that early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the "HSR Act"), relating to the purchase of Shares by Purchaser pursuant to the Offer had been granted. Accordingly, the condition to the Offer requiring the expiration or termination of any applicable waiting period under the HSR Act prior to the expiration of the Offer has been satisfied. A press release relating to the foregoing is filed as Exhibit 99.4 to the Schedule 14D-9 and is incorporated herein by reference.

  Notice of Nonapplicability Under the New Jersey Industrial Site Recovery Act. On February 13, 1995, the Company received written notice from the New Jersey Department of Environmental Protection that the Company's New Jersey facilities and the Merger are not subject to the provisions of the New Jersey Industrial Site Recovery Act. Such notices relating to the foregoing are filed as Exhibit 99.5 and are incorporated herein by reference.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS

Item 9 is hereby amended by adding the following Exhibits:

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
     Exhibit 20.3 Rule 13e-3 Transaction Statement on Schedule 13E-3 dated
                  February 13, 1995, of Purchaser, SNI AG, Siemens AG and the Company.
     Exhibit 20.4 Amendment No. 1 to Rule 13e-3 Transaction Statement on
                  Schedule 13E-3 dated February 15, 1995, of Purchaser, SNI AG, Siemens AG and the Company.
     Exhibit 99.4 Form of Press Release issued by the Company and SNI AG on
                  February 7, 1995.
     Exhibit 99.5 Letters from the New Jersey Department of Environmental
                  Protection, dated February 6, 1995.
     Exhibit 99.6 Form of Press Release issued by the Company and SNI AG on
                  February 16, 1995.
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                                   SIGNATURE

  After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 16, 1995                  PYRAMID TECHNOLOGY CORPORATION

                                                    /s/ JOHN S. CHEN
                                          BY: _________________________________
                                                    John S. Chen
                                                    President And Chief
                                                     Operating Officer

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                                 EXHIBIT INDEX

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                                                                     SEQUENTIALLY
 EXHIBIT                                                               NUMBERED
 NUMBER                         DESCRIPTION                              PAGE
 -------                        -----------                          ------------
  20.3   Rule 13e-3 Transaction Statement on Schedule 13E-3 dated
          February 13, 1995, of Purchaser, SNI AG, Siemens AG and
          the Company.............................................
  20.4   Amendment No. 1 to Rule 13e-3 Transaction Statement on
          Schedule 13E-3 dated February 15, 1995, of Purchaser,
          SNI AG, Siemens AG and the Company......................
  99.4   Form of Press Release issued by the Company and SNI AG on
          February 7, 1995........................................
  99.5   Letters from the New Jersey Department of Environmental
          Protection, dated February 6, 1995......................
  99.6   Form of Press Release issued by the Company and SNI AG on
          February 16, 1995.......................................
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